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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 0-21054

(Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: DECEMBER 31, 1996

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                       PART I. -- REGISTRANT INFORMATION

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Full name of registrant:   SYNAGRO TECHNOLOGIES, INC. (THE "COMPANY")

Former name if applicable: N-VIRO RECOVERY, INC.

16000 STUEBNER AIRLINE, SUITE 420
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Address of principal executive office (Street and Number)

SPRING, TEXAS 77379
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City, State and Zip Code




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                      PART II -- RULES 12b-25 (b) and (c)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

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                 State below in reasonable detail the reasons why Form 10-K,
         10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.


         In December 1996, the Company's Board of Directors voted to abandon the commercialization of the N-Viro Technology. This technology was the primary business activity and comprised the bulk of the assets of Organi-Gro, Inc., an Arkansas corporation and wholly-owned subsidiary of the Company ("Organi-Gro"). Subsequently, the assets of Organi-Gro were classified as assets held for sale. The Company anticipates closing the sale of the Organi-Gro assets on Monday, March 31, 1997. In addition, this is the first audit of the Company by Arthur Andersen, LLP ("AA"), the Company's accountants as of December 13, 1996, and AA was unable to devote sufficient staff to the audit until approximately March 1, 1997.

        The write-down of the Organi-Gro Assets and their impending sale will have a significant impact on the Company's financial statements for fiscal year 1996, and most of the other items in the Form 10-K, including Management's Discussion and Analysis and Results of Operations and the Selected Financial Data. Therefore, the Company feels that any disclosure provided prior to the completion of the sale of the Organi-Gro assets and the completion of the audit would be incomplete and misleading. The Company and AA anticipate that the financials should be ready within the next week to ten days. At that time, the Company will file the complete Form 10-K for the fiscal year ended
December 31, 1996.

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                          PART IV -- OTHER INFORMATION

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         (1)     Name and telephone number of person to contact in regard to this notification

T. William Porter                                  (713) 226-0635
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      (Name)                                   (Area Code and Telephone Number)

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         (2)     Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company took significant non-cash charges related to the write-down and sale of the assets of Organi-Gro and the N-Viro assets related to that business. As a result of these charges, the Company expects a net loss of approximately $8 million as compared to a net loss of $4.553 million for the fiscal year ended December 31, 1995. Excluding the effects of these write-downs, the Company does not expect any significant change in the results of operations for 1996.

                           SYNAGRO TECHNOLOGIES, INC.
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                (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      March 31, 1997                          By:  /s/  DANIEL L. SHOOK
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                                                        Daniel L. Shook,
                                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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